UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

STURM, RUGER & COMPANY, INC.
(Name of Registrant as Specified In Its Charter)

BERETTA HOLDING S.A. MICHAEL N. CHRISTODOLOU WILLIAM F. DETWILER MARK W. DEYOUNG FREDRICK D. DISANTO
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 21, 2026

BERETTA HOLDING S.A.

_____________, 2026

Dear Fellow Ruger Stockholders:

Beretta Holding S.A. (“Beretta Holding” or “we”) is the beneficial owner of an aggregate of 1,587,000 shares of the outstanding common stock, $1 par value per share (the “Common Stock”) of Sturm, Ruger & Company, Inc., a Delaware corporation (“Ruger” or the “Company”), making it the Company’s largest stockholder. For the reasons set forth in the attached Proxy Statement, we believe additional change to the composition of the Board of Directors of the Company (the “Board”) is necessary in order to ensure that the Company is managed and overseen in a manner consistent with your best interests and free from the decades-long undue influence of five (5) long-tenured directors who collectively have an extremely small stake in the Company. As such, we have nominated a slate of highly-qualified director candidates for election to the Board at the Company’s upcoming 2026 Annual Meeting of Stockholders (the “Annual Meeting”).

From the outset, Beretta Holding’s primary objective has been simple: to act as a constructive strategic partner and help reverse the decline in Ruger’s operational and share price performance. Our global distribution capabilities, operational expertise, and deep understanding of the firearms market create opportunities to enhance Ruger’s strategic positioning and long-term growth potential.

We invested in Ruger because we believe in the strength of its storied American brand, meaningful assets and deeply loyal customer base. Unfortunately, Ruger has consistently lagged the firearms industry, delivered negative long-term shareholder returns and experienced sustained earnings and margin compression. Notably, net income has declined by more than 90% from its peak and now sits at its lowest level in a decade, reflecting a failure to translate opportunity into durable value creation. Ruger’s shares have also severely underperformed peers and relevant benchmarks over the past decade. Ruger’s Board has seemingly prioritized its own interests and self-preservation over accountability to the Company’s owners, the shareholders. The Board has a fiduciary duty to hold shareholder interests as paramount, yet the current Board’s actions have too often insulated incumbents. We do not believe the Board’s so-called refreshment strategy goes nearly far enough towards ensuring true accountability in the Ruger boardroom. After careful consideration, we now believe the only remaining path forward for shareholders is to seek meaningful boardroom change at the upcoming Annual Meeting to restore proper alignment, strengthen oversight and ensure that Ruger is operated with a singular focus on maximizing long-term value for shareholders, employees and customers.

We are deeply disappointed by the disingenuous manner in which the Board and management have conducted themselves throughout the course of our engagement. Ruger continues to falsely label Beretta Holding as a “direct competitor” seeking to conduct a “creeping takeover”, despite our repeated assurances that we harbor no such intentions. Rather than embrace Beretta Holding as a valuable, aligned strategic partner, the Board has portrayed Beretta Holding as a threat to justify defensive measures that entrench the troubling status quo as well as the longest-standing incumbent directors. We do not consider Beretta Holding to be a direct competitor of Ruger within the U.S. market. The majority of our sales in the U.S. are focused on shotguns and related products, as well as ammunition and optics. While we also offer rifles and pistols, these categories represent a relatively minor portion of our U.S. business. Furthermore, within the rifle and pistol segments, our group’s products are positioned differently from those offered by Ruger, and as such, we are not direct competitors in these areas.

Beretta Holding’s presence in the U.S. began over 50 years ago. Our commitment to the U.S. has only grown; we now have nine entities employing close to 700 people. Our substantial investment in the U.S. should make it self-evident that we are not a typical foreign investor as the Company is trying to describe us.

In order to “reload Ruger”, we are seeking to enhance the Board with directors who we believe have appropriate and relevant skill sets, as well as the shared objective of improving value for the benefit of all Ruger stockholders. The four (4) director candidates we have nominated – Michael N. Christodolou, William F. Detwiler, Mark W. DeYoung and Fredrick D. DiSanto – collectively bring deep capital allocation, operating, industry and corporate governance expertise. If elected, these individuals will collaborate with their fellow Ruger directors and are prepared to step into the boardroom to introduce the disciplined oversight and fresh perspectives necessary to reverse value destruction and rebuild investor confidence.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating, and returning the enclosed WHITE universal proxy card today.

If you have already voted for the incumbent management slate on the Company’s proxy card, you have every right to change your vote by signing, dating, marking your vote and returning a later dated WHITE universal proxy card or by voting at the Annual Meeting. The attached Proxy Statement and the enclosed WHITE universal proxy card are first being sent to the stockholders on or about [●], 2026.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Robert Eckert

Robert Eckert

Beretta Holding S.A.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Beretta Holding’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 21, 2026

2026 ANNUAL MEETING OF STOCKHOLDERS
OF
STURM, RUGER & COMPANY, INC.
_________________________

PROXY STATEMENT
OF
BERETTA HOLDING S.A.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE UNIVERSAL PROXY CARD TODAY

Beretta Holding S.A. (“Beretta Holding” or “we”), a family-owned group leading the global premium light firearms, optics and ammunition industry and the largest shareholder of Sturm, Ruger & Company, Inc. (“Ruger” or the “Company”), who, together with the other participants in this solicitation, collectively beneficially own an aggregate of 1,587,000 shares of common stock, $1.00 par value per share (the “Common Stock”), of the Company, representing approximately 9.95% of the outstanding shares of Common Stock.

We believe that the Board of Directors of the Company (the “Board”) requires additional refreshment to ensure that the interests of the shareholders, the true owners of Ruger, are appropriately represented in the boardroom. To that end, we have nominated four (4) highly-qualified director candidates for election at the Company’s 2026 Annual Meeting of Stockholders (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value. The Annual Meeting will be held in a virtual meeting webcast via the Internet on May 27, 2026 at 9:00 a.m., Eastern Daylight Time, online at www.cesonlineservices.com/rgr26_vm, where shareholders will have an opportunity:

1.	To elect Beretta Holding’s four (4) director nominees, Michael N. Christodolou, William F. Detwiler, Mark W. DeYoung and Fredrick D. DiSanto (each a “Beretta Holding Nominee” and, collectively, the “Beretta Holding Nominees”), to hold office until the Company’s 2027 Annual Meeting of Stockholders (the “2027 Annual Meeting”) and until their respective successors have been duly elected and qualified;
2.	To ratify the appointment of RSM US LLP as the Company’s independent auditors for the fiscal year ending December 31, 2026;
3.	To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers (“say-on-pay”);
4.	To approve the Company’s proposal to amend the Company’s Certificate of Incorporation (the “Charter”) to increase the number of authorized shares of Common Stock from 40 million to 60 million shares; and
5.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed WHITE universal proxy card are first being furnished to stockholders on or about [●], 2026.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING” sections of this Proxy Statement.

The Board is currently composed of ten (10) directors, each with a term expiring at the Annual Meeting. The Company has disclosed that as of the Annual Meeting, the Board will comprise nine (9) directors. Accordingly, we believe that nine (9) directors will stand for election at the Annual Meeting. Through this Proxy Statement and enclosed WHITE universal proxy card, we are soliciting proxies to elect not only the four (4) Beretta Holding Nominees, but also five (5) of the Company’s nominees whose election we do not oppose, [     ], [     ], [     ], [     ] and [     ] (the “Unopposed Company Nominees”). Beretta Holding and Ruger will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on Beretta Holding’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for five (5) Company nominees in addition to the Beretta Holding Nominees may do so on Beretta Holding’s WHITE universal proxy card. There is no need to use the Company’s camo green universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Beretta Holding Nominees will have the legal effect of replacing four (4) incumbent directors. If elected, the Beretta Holding Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to evaluate all opportunities to enhance stockholder value. However, the Beretta Holding Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to unlock stockholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Beretta Holding Nominees are elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the Beretta Holding Nominees and the Company’s nominees on the enclosed WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company nominees who we believe are the most qualified to serve as directors – the Unopposed Company Nominees – to help achieve a Board composition that we believe is in the best interest of all stockholders. We believe the Unopposed Company Nominees’ skillsets, together with the skillsets of the Beretta Holding Nominees, will achieve a Board composition that is in the best interest of all shareholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or all of the Beretta Holding Nominees to be elected to the Board. Beretta Holding urges stockholders using our WHITE universal proxy card to vote “FOR” all of the Beretta Holding Nominees and “FOR” the Unopposed Company Nominees.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) BERETTA HOLDING NOMINEES AND “FOR” THE FIVE (5) UNOPPOSED COMPANY NOMINEES.

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IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on April 13, 2026 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 1 Lacey Place, Southport, Connecticut 06890. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 15,948,066 shares of Common Stock outstanding and entitled to vote at the Annual Meeting, and each share of Common Stock is entitled to one vote.

As of the date hereof, the members of Beretta Holding and the Beretta Holding Nominees collectively beneficially own an aggregate of 1,587,000 shares of Common Stock (the “Beretta Holding Group Shares”). We intend to vote all of the Beretta Holding Group Shares FOR the election of the Beretta Holding Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of RSM US LLP as the Company’s independent registered public accounting firm for the 2026 fiscal year, [FOR/AGAINST] the advisory (non-binding) vote on the compensation of the Company’s named executive officers, and [FOR/AGAINST] the approval of an amendment to the Company’s Charter to increase the number of authorized shares of Common Stock from 40 million to 60 million shares, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY BERETTA HOLDING AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH BERETTA HOLDING IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

BERETTA HOLDING URGES YOU TO SIGN, DATE AND RETURN THE WHITE UNIVERSAL PROXY CARD IN FAVOR OF THE ELECTION OF THE BERETTA HOLDING NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE universal proxy card are available at
[     ]

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IMPORTANT

Your vote is important, no matter the number of shares of Common Stock you own. Beretta Holding urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Beretta Holding Nominees and in accordance with Beretta Holding’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE universal proxy card and return it to Beretta Holding, c/o Saratoga Proxy Consulting LLC (“Saratoga”) in the enclosed postage-paid envelope today. Stockholders also have the following option for authorizing a proxy to vote shares registered in their name:
o	Via the Internet at [●] at any time prior to 11:59 PM (EST) on the day before the Annual Meeting, and follow the instructions provided on the WHITE universal proxy card.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the right to vote the shares.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As Beretta Holding is using a “universal” proxy card, which includes the Beretta Holding Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. However, Beretta Holding strongly urges you NOT to sign or return any camo green proxy cards or voting instruction forms that you may receive from the Company. Even if you return the camo green management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. So please make certain that the latest dated proxy card you return is the WHITE universal proxy card.

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If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Beretta Holding’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	On May 8, 2025, Beretta Holding began accumulating an ownership position in Ruger, based on its view that the Common Stock represented an attractive investment opportunity within the industry.
•	On September 22, 2025, Beretta Holding filed a beneficial ownership report on Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing a 7.7% beneficial ownership position in the Company. In the Schedule 13D, Beretta Holding reported that it anticipated engaging in discussions with members of the Company’s management team and the Board regarding Ruger’s business, industry developments, and potential areas of operational and strategic collaboration, and stated that Beretta Holding did not have a present intention of seeking control of the Company.
•	Between September 23, 2025 and September 25, 2025, Beretta Holding was approached by Ruger’s then-financial advisor, Robert W. Baird & Co. Inc. (“Baird”), which advised that it was acting on behalf of the Board. Beretta Holding informed Baird about its collaborative intentions and stated that Beretta Holding had been in the industry for over five centuries, having an impeccable reputation within the industry. Beretta Holding further reiterated that it was seeking to discuss the Company’s business, industry developments, and potential areas of operational and strategic collaboration.
•	On September 26, 2025, Baird communicated to Beretta Holding in a seemingly hostile manner that the Board expressly requested that Beretta Holding execute a non-disclosure agreement containing a 12-month standstill provision – a term that Beretta Holding viewed as significantly outside market norms – before any communication with the Board could be initiated. Beretta Holding received this request on Friday, September 26, 2025 at 12:50 p.m. CET with a deadline to execute the non-disclosure agreement by close of business that same day. Beretta Holding respectfully declined, informing Baird that (i) it would not enter into such an agreement, and (ii) it found the combination of a non-market-standard standstill provision and an unreasonably compressed execution timeframe to be indicative of a hostile and unconstructive approach to engagement.
•	During October 2025, despite the unfriendly reception it had received from the Company, Beretta Holding continued to devote considerable resources to conducting thorough diligence on the Company, including by retaining advisors Houlihan Lokey, to better understand the Company’s business and enhance its ability to engage constructively.
•	On October 2, 2025, Beretta Holding filed Amendment No. 1 to its Schedule 13D with the SEC, disclosing a 9.0% ownership position in the Company.
•	On October 11, 2025, Beretta Holding delivered a letter to the Board reiterating its non-hostile intentions and expressing its hope of working collaboratively with the Company. Beretta Holding also informed the Board of its view that Baird’s approach beginning on September 26, 2025 appeared very hostile in nature.
•	On October 14, 2025, the Board adopted a shareholder rights plan (the “Rights Plan” or “Poison Pill”) in response to Beretta Holding’s engagement. The Poison Pill prevents shareholders from acquiring 10% or more of the Company’s outstanding shares while it is in effect.
•	Also on October 14, 2025, the Company sent a letter to Beretta Holding informing Beretta Holding that the Company had adopted the Poison Pill specifically in response to Beretta Holding’s investment in the Company and purporting that Beretta Holding’s decision not to enter into the off-market non-disclosure agreement with the Company was somehow responsible for the Company’s decision.
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•	On November 21, 2025, Beretta Holding’s counsel, Reed Smith LLP (“Reed Smith”), delivered a letter (the “November 21 Letter”) to the Board expressing its concern that despite Beretta Holding’s repeated efforts to engage constructively with the Company, Beretta Holding had been met consistently with hostility and resistance, including through a demand for a non-market-standard, long-term standstill. The November 21 Letter also reminded the Board of its fiduciary obligations and further articulated Beretta Holding’s concerns regarding the Company’s poor governance practices and financial underperformance.
•	On November 25, 2025, Mr. John Cosentino, Chairman of the Board, sent an email to Beretta Holding indicating that he regretted how the situation unfolded and would like to repair the relationship.
•	On November 26, 2025, Beretta Holding responded to Mr. Cosentino’s email and, as a courtesy, let the Company know that Beretta Holding had triggered a 13D amendment so a corresponding filing would be forthcoming.
•	On December 1, 2025, Beretta Holding filed Amendment No. 2 to its Schedule 13D with the SEC, disclosing a 9.95% ownership position in the Company. In response to what it perceived as repeated obstructive conduct by the Company and its representatives, Beretta Holding updated its disclosure regarding its intentions with respect to its investment. Specifically, Beretta Holding expanded the scope of its potential plans or proposals and related actions beyond what it had previously reported, including by disclosing that it was actively evaluating and reserving the right to pursue a wide range of actions, including seeking Board seats, proposing governance changes, and proposing strategic transactions. Beretta Holding also removed its prior affirmative disclosure that it did not have a present intention of seeking control of the Company, electing instead to maintain maximum flexibility in light of the Company’s hostile engagement and adoption of a Poison Pill.
•	Between December 1, 2025 and December 8, 2025, Beretta Holding’s President and CEO, Dott. Pietro Gussalli Beretta, and Mr. Cosentino exchanged several email messages to schedule an in-person meeting.
•	On December 8, 2025, due to the perceived lack of transparency from the Company, Reed Smith on behalf of Beretta Holding sent a third letter to the Board (the “December 8 Letter”), urging them to take concrete actions that would be in the interests of all shareholders, including initiating a full review of senior leadership’s performance and suspending all aggressive governance protection-mechanisms that were recently adopted. The letter reiterated Beretta Holding’s belief in Ruger’s enormous historical and economic value, but noted that without good governance Ruger’s potential could not be realized and called on the Board to “cooperate in restoring discipline and stability.”
•	On December 10, 2025, a representative of Reed Smith had a call with a representative of White & Case LLP (“W&C”), counsel to Ruger, to discuss the December 8 Letter. Reed Smith reiterated Beretta Holding’s willingness to work collaboratively and encouraged Ruger to advance a proposal for a constructive resolution.
•	On December 15, 2025, Beretta Holding’s CEO and Mr. Cosentino met in France. During this meeting, it was agreed that the Company’s CEO, Mr. Todd Seyfert, would travel to Luxembourg for an in-person meeting with Beretta Holding. The Company had previously suggested meetings at various trade shows, such as ShotShow and IWA Outdoor Classics, forums that Beretta Holding believed would not be environments conducive to productive discussions regarding the potential for the Company and Beretta Holding to establish a meaningful strategic relationship.
•	Also, in December 2025, Beretta Holding retained Longacre Square Partners to enhance its engagement strategy with the Company.

•	On January 5, 2026, despite the inappropriateness of the venue for such serious discussions, Baird sent another email to Beretta Holding suggesting a meeting at ShotShow.
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•	On January 24, 2026, the Company sent an email to Beretta Holding indicating its willingness to engage constructively. The Company also notified Beretta Holding that it had engaged Stephens Inc. (“Stephens”) to facilitate discussions, with Stephens replacing Baird.
•	Between January 24, 2026 and January 29, 2026, Beretta Holding and the Company exchanged several emails in order to schedule the in-person meeting in Luxembourg.
•	On February 9, 2026, in connection with what Beretta Holding believed to be good faith attempts to engage in transparent and substantive conversations, the Company and Beretta Holding entered into a confidentiality agreement (the “February 9 NDA”).
•	On February 10, 2026, Mr. Seyfert, Dott. Pietro Gussalli Beretta, and Mr. Robert Eckert, General Manager of Beretta Holding, held a meeting in Luxembourg. In Beretta Holding’s view, the meeting’s outcome was positive, with Mr. Seyfert acknowledging that Ruger would benefit from a strategic partner such as Beretta Holding.
•	Between February 18, 2026 and February 21, 2026, the Company and Beretta Holding exchanged private letters in an effort to establish a cooperative framework. To Beretta Holding’s disappointment, it appeared that the Company’s letters were focused on entrenching the Board rather than exploring potential avenues for cooperation with Beretta Holding.
•	On February 23, 2026, in the midst of what Beretta Holding still believed to be ongoing efforts to work towards a constructive resolution, and to Beretta Holding’s dismay, the Company announced that Sandra Froman, Christopher Killoy and Rebecca Halstead had resigned from the Board, and that Aaron Rivers, Stephen Timm and Lorin Cassidy Wolfe had been appointed to the Board. Notably, none of the new directors had public company experience, and they also appeared to lack the capital markets and capital allocation expertise and firearms industry experience needed to address the underlying causes of Ruger’s sustained underperformance.
•	On February 24, 2026, in response to the Company’s apparent lack of good faith engagement and stalled negotiations, and in order to preserve its rights as a shareholder, Beretta Holding delivered a letter to the Company, in accordance with the Company’s organizational documents, nominating Messrs. Christodolou, Detwiler, DeYoung, and DiSanto for election to the Board at the Annual Meeting (the “Nomination Notice”). While Beretta Holding had been hopeful that submitting the Nomination Notice would be unnecessary, Beretta Holding believed it was its only option to preserve its rights as a shareholder of the Company, given the nature of the Company’s engagement to date.
•	On February 26, 2026, Beretta Holding filed Amendment No. 3 to its Schedule 13D with the SEC, disclosing that it had delivered the Nomination Notice to the Company.
•	Also on February 26, 2026, Beretta Holding issued a press release announcing its nomination of the four highly qualified Nominees and expressing concerns about the Company’s seemingly misguided attempt to “self-refresh” without meaningful shareholder input.
•	On March 2, 2026, the Company reported its disappointing financial results for the fourth quarter and its year ended December 31, 2025.
•	On March 3, 2026, Beretta Holding sent a letter to the Company expressing its disappointment that the Company had continued to rebuff its efforts to work constructively, particularly in light of the Company’s disappointing financial results, which paint a concerning picture of persistent erosion of shareholder value.
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•	On March 5, 2026, Beretta Holding issued a press release commenting on Ruger’s disappointing Fourth Quarter and Fiscal Year 2025 results.
•	On March 6, 2026, W&C sent a demand letter to Beretta Holding’s counsel (the “March 6 Nomination Demand Letter”) in connection with the Company’s purported need to further evaluate the Nomination Notice, in which the Company made far-reaching, invasive demands for information about Beretta Holding and sensitive personal information about individual members of the Beretta family to which the Company was not entitled under its Amended and Restated By-Laws and requested that each of the Beretta Holding Nominees complete a non-market-standard, burdensome director and officer questionnaire.
•	On March 9, 2026, in a seeming attempt to deflect from the Company’s troubling underperformance and corporate governance failures, the Company issued a false and misleading press release (the “March 9 Press Release”) claiming that Beretta Holding was seeking to seize control of Ruger. Such assertions are in direct contrast to what Beretta Holding has publicly disclosed and repeatedly expressed privately to Ruger: Beretta Holding is not seeking control of Ruger. To the contrary, Beretta Holding has remained consistent in its messaging and objective both publicly and privately. It invested in the Company because it believes in Ruger’s heritage, assets, and long-term potential, and has sought to explore a potential partnership and maximize value for Ruger shareholders, including through a meaningful but minority investment.
•	On March 10, 2026, Beretta Holding issued a press release responding to Ruger’s false and misleading statements relating to their engagement and clarifying that Beretta Holding had not sought control of Ruger but rather had sought to cooperate with the Company on opportunities for value creation. Further, Beretta Holding noted that the Company egregiously violated its obligations under the February 9 NDA by publishing confidential discussions in the March 9 Press Release.
•	On March 11, 2026, the Company sent a letter to Beretta Holding noting Beretta Holding’s criticisms of the Company and suggesting that the Company would be open to meeting with Beretta Holding.
•	Between March 9, 2026 and March 11, 2026, representatives of Beretta Holding engaged in a series of discussions with representatives of Ruger and Stephens, expending significant efforts to find a mutually acceptable resolution that would avoid a proxy contest.
•	On March 12, 2026, Reed Smith sent a letter to W&C expressing Beretta Holding’s significant disappointment that the Company violated its obligations under the February 9 NDA but reiterating Beretta Holding’s desire to meet with the Company to discuss concrete plans for the benefit of all Company shareholders.
•	On March 13, 2026, Beretta Holding’s counsel, Olshan Frome Wolosky LLP (“Olshan”), responded to the March 6 Nomination Demand Letter, and while Beretta Holding was not required to provide the Company with the information demanded, and despite the Company’s breach of the February 9 NDA, as a showing of good faith, Beretta Holding provided certain supplementary information to the Company. Beretta Holding’s counsel also provided the Beretta Holding Nominees’ completed questionnaires.
•	Also on March 13, 2026, W&C sent Reed Smith a letter in which it, among other things, shirked all accountability for the Company’s misconduct in violating the February 9 NDA and would not commit to making corrective disclosure.
•	On March 16, 2026, the Company sent a letter to Beretta Holding abruptly informing Beretta Holding that the Company was suspending further negotiations and was no longer willing to meet with Beretta Holding.
•	Also on March 16, 2026, Olshan delivered a letter seeking a copy of Ruger’s stockholder list and certain related materials pursuant to Section 220 of the Delaware General Corporation Law.
•

On March 18, 2026, Reed Smith responded to W&C’s dismissive answer to Beretta Holding’s request for corrective disclosure in connection with the Company’s violation of the February 9 NDA and proliferation of false and misleading statements relating to Beretta Holding. In the letter, Beretta Holding’s counsel reiterated Beretta Holding’s deep disappointment in Ruger’s conduct and questioned how a publicly-traded firearms manufacturer could, in its view, resort to such unprofessionalism, gross misconduct and chicanery.

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•	On March 19, 2026, Beretta Holding issued a public letter to Ruger shareholders outlining key reasons why Ruger’s Board needs immediate change, specifically: (1) Sustained Share Price Underperformance, (2) Rapid Operational Deterioration and strategic missteps, and (3) Significant Lack of Alignment with Shareholders.
•	On March 20, 2026 and March 22, 2026, just days after the Company’s abrupt declaration that it was suspending its discussions with Beretta Holding, W&C contacted Beretta Holding’s attorneys demanding to schedule candidate interviews between Board members and each of the Beretta Holding Nominees. Notably, the Company’s Bylaws do not require shareholders who submit director nominations to make their nominees available for interviews with the Company.
•	On March 22, 2026, Olshan responded to W&C regarding the Company’s suspiciously timed demand to interview the Beretta Holding Nominees, stating that in light of the Company’s suspension of discussions regarding a potential strategic collaboration, Beretta Holding believed the demand was calculated posturing and had determined that making its nominees available for interviews at this time would not be appropriate. Olshan further advised that Beretta Holding remained firmly committed to pursuing the best interests of all shareholders and welcomed continued sincere engagement with the Company, but would not participate in the Company’s performative “good” governance.
•	On March 23, 2026, W&C replied to Beretta Holding’s request for a stockholder list and certain related materials pursuant to Section 220 of the Delaware General Corporation Law.
•	On March 25, 2026, Beretta Holding sent a letter to the Company proposing an all-cash partial tender offer for up to 20.05% of the Company’s outstanding shares, providing Ruger shareholders an opportunity for liquidity at a significant premium. Following this announcement, the Company’s share price skyrocketed by 6.56% that same day, reaching $43.35 per share, which seemed to be clear confirmation of the Company’s shareholders’ willingness to have Beretta Holding as a meaningful shareholder and partner to the Company.
•	Also on March 25, 2026, Beretta Holding filed Amendment No. 4 to its Schedule 13D and a Schedule TO-C with the SEC, disclosing its all-cash partial tender offer, conditioned upon the Company’s waiver of the Poison Pill, and a 9.95% ownership position in the Company.
•	On March 27, 2026, Beretta Holding executed a confidentiality agreement with the Company regarding its request for certain books and records of the Company made pursuant to Section 220 of the Delaware General Corporation Law.
•	On March 28, 2026, Mr. Cosentino and Mr. Seyfert sent a letter to Beretta Holding responding to Beretta Holding’s letter of March 25, 2026, stating that the Board decided to reject Beretta Holding’s request to waive the Poison Pill and Beretta Holding’s proposed partial tender offer. The Company claimed that it remained willing to engage despite suspending negotiations with Beretta Holding and imposing a list of vague conditions on any further engagement.
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•	On March 31, 2026, Olshan sent a letter to W&C expressing Beretta Holding’s dismay that the Board chose to summarily reject Beretta Holding’s request to waive the Poison Pill and allow shareholders to decide for themselves whether to accept Beretta Holding’s proposed partial tender offer. Beretta Holding reiterated its own willingness to engage despite the Company’s purported willingness to engage being seemingly undermined by the Company’s actions to date, including having recently decided to abruptly suspend negotiations with Beretta Holding. The letter also reiterated Beretta Holding’s commitment to exploring all actions that it believes are necessary to protect shareholders’ interests.
•	Also on March 31, 2026, Beretta Holding filed Amendment No. 5 to its Schedule 13D with the SEC, disclosing its response to the Company’s rejection of its all-cash partial tender offer and a 9.95% ownership position in the Company.
•	On April 1, 2026, the Company filed its preliminary proxy statement with the SEC.
•	Between April 1, 2026 and April 8, 2026, representatives of Beretta Holding continued to engage in a series of discussions with representatives of Ruger in an effort to find a mutually acceptable resolution between the parties.
•	On April 7, 2026, Beretta Holding filed its preliminary proxy statement with the SEC.
•	On April 9, 2026 and April 10, 2026, Beretta Holding and Ruger held in person discussions in New York to work towards a long-term agreement that would achieve a mutually agreeable resolution to the proxy campaign and provide a framework for future strategic collaboration.

•	On April 11, 2026, Ruger’s counsel sent a proposed draft agreement to counsel for Beretta Holding.
•	On April 15, 2026, the Company filed its amendment no. 1 to its preliminary proxy statement with the SEC.
•	Also, on April 15, 2026, a member of Ruger’s senior leadership sent an email to Mr. Eckert which stated that Ruger did not intend to file its definitive proxy statement until the parties reached an agreement and conveyed the Company’s willingness to be flexible on timing to support these efforts. In reliance on that email and in the spirit of continuing to engage in good faith, Mr. Eckert replied indicating that Beretta Holding would also refrain from filing its definitive proxy statement to help facilitate the parties working towards a final agreement.
•	Additionally, on April 15, 2026, counsel for Beretta Holding sent a revised proposed draft agreement to Ruger’s counsel.
•	On April 17, 2026, counsel for Beretta Holding and Ruger had a call to discuss the ongoing settlement and agreement terms.
•	On April 18, 2026, Ruger’s counsel sent a revised proposed draft agreement to counsel for Beretta Holding.
•	On April 19, 2026, counsel for Beretta Holding sent a revised proposed draft agreement to Ruger’s counsel.
•	On April 21, 2026, Beretta Holding filed this amendment no. 1 to its preliminary proxy statement with the SEC.
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REASONS FOR THE SOLICITATION

Beretta Holding is Ruger’s largest shareholder with a 9.95% ownership stake. We initially invested in the Company with the intention of acquiring a meaningful stake and working constructively with management to leverage our industry expertise to drive improved operational and financial performance. From the outset, however, we were quickly met with defensive tactics and roadblocks that undermined our efforts for collaborative engagement. We made this investment because we firmly believe that Ruger is an iconic American firearms manufacturer with a powerful brand, strong product heritage and a loyal customer base. In our view, these characteristics should position Ruger to be a leader in the firearms industry globally, not only in America, and a significant long-term value creator for shareholders. However, we believe that Ruger has lost its way under its current leadership.

The Company’s current leadership has presided over a prolonged period of operational underperformance and strategic stagnation. Over the last decade, Ruger has materially underperformed both its closest public peer, Smith & Wesson Brands, Inc. (“Smith & Wesson”) and the broader market, while Ruger’s margins and returns on capital have steadily deteriorated. In Beretta Holding’s view, this decline is not the result of structural industry challenges but rather reflects a series of strategic missteps, ineffective capital allocation decisions and weak governance practices. These persistent issues point to a specific root cause: the current Board, which is led by an inner circle of directors with excessive tenures who seemingly believe that they are not accountable to the shareholders, the true owners of the Company. We believe this is underscored by the fact that these directors have chosen to insulate themselves rather than engage constructively with the Company’s largest shareholder.

We believe shareholder-driven input is critical to bringing an ownership mentality and restoring alignment at the Board level. Our four independent nominees are committed to driving disciplined oversight, sharpening strategic focus, and unlocking the significant value trapped in Ruger’s declining shares. Our nominees possess the necessary balance of experience in capital markets, value creation, industry expertise and corporate governance best practices to effect the changes that we believe Ruger needs to reach its potential.

Ruger Has Significantly Underperformed its Peers and Benchmarks

Despite the strength of its brand and product portfolio, Ruger has significantly underperformed its closest public peer, Smith & Wesson, and relevant benchmarks in recent years. Financial and operating performance has deteriorated under the current leadership team, including notable declines in both gross and operating margins. Beretta Holding believes that management’s approach to growth — including pursuing increased sales volumes through lower-margin product categories and aggressive promotional activity — has diluted profitability and weakened the Company’s competitive positioning. This has all come at a significant cost to shareholders.

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In our view, Ruger’s focus on revenue growth without corresponding cost discipline has resulted in a strategy that prioritizes short-term sales volume over sustainable value creation. The resulting margin compression and inconsistent operating performance have eroded investor confidence and contributed to the Company’s prolonged share price underperformance. Since 2021, the Company has faced sharp declines in key financial and operational metrics, experiencing 23% gross margin compression, 30% operating margin compression, and 103% net income decline. Further, Ruger’s earnings have sunk to their lowest point on record.

In a business where disciplined manufacturing, cost control and operational execution are critical to long-term success, such a sustained decline in profitability should be deeply concerning to shareholders. The margin compression shown above reflects far more than cyclical pressures – it reveals a pattern of financial and operational underperformance that has unfolded under the watch of the current Board and management team.

Strategic Drift, Missed Opportunities & Ineffective Capital Allocation

As margins have deteriorated, Ruger has failed to adapt its strategy to evolving industry dynamics and emerging growth opportunities. While the global firearms market continues to evolve, the Company has remained overly concentrated in mature product segments and has not meaningfully expanded into higher-value categories or international markets that could drive long-term growth.

1 Bloomberg, Total Shareholder Return as of March 10, 2026.

2 Public filings.

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In addition, the Company’s approach to acquisitions and product expansion has, in Beretta Holding’s view, failed to deliver the expected strategic or financial benefits. Recent operational challenges related to acquired businesses, including inventory write-offs and integration issues – raise serious concerns regarding management’s diligence, execution capabilities and long-term strategic planning. Ruger urgently requires a renewed strategic framework that leverages the Company’s brand strength, technological capabilities and global market opportunities.

Ruger’s capital allocation strategy has failed to maximize shareholder value. The Company has maintained an excessively conservative balance sheet and accumulated significant excess liquidity while delivering limited returns on invested capital relative to peers.

At the same time, the Company’s deployment of capital through share repurchases and acquisitions has not generated meaningful long-term value. In Beretta Holding’s view, Ruger’s capital allocation decisions have been reactive rather than strategic, resulting in missed opportunities to invest in growth initiatives, operational improvements and value-enhancing transactions.

A more disciplined and strategically focused approach to capital deployment is essential to improve returns and position the Company for sustainable value creation.

An Inner Circle of Entrenched, Long-Tenured Directors Have Overseen the Value Destruction

Ruger’s governance structure has contributed to the Company’s underperformance by limiting accountability and discouraging meaningful board refreshment. The Board is dominated by long-tenured directors and legacy leadership figures, which we believe impedes independent oversight and critical evaluation of management’s strategy and performance.

Despite appointing three new members in a reactive “board refreshment,” the longstanding sphere of influence around Chairman John A. Cosentino remains largely intact, leaving the overall balance of the Board effectively the same. The reality is that, in addition to Mr. Cosentino, long-tenured directors Phillip C. Widman, Amir P. Rosenthal and Terrence G. O’Connor continue to occupy key leadership positions on the Board.

These directors, who have a combined 65 years of tenure and chair the Audit, Compensation, Risk Oversight and Capital Policy committees, are the same individuals responsible for overseeing the decisions that have resulted in Ruger’s severe underperformance. Yet, the recent “refresh” leaves them insulated from accountability while shareholders bear the consequences.

These same directors collectively own just 1% of the Company’s stock. Furthermore, while the Board has adopted term and age limits, the directors currently serving are conveniently exempt from these policies, further entrenching them. This inner circle of directors have been defensive in their dealings with Beretta Holding and have seemingly prioritized self-preservation over shareholder interests.

We firmly believe that shareholders need a Board that includes directors that are independent of this entrenched inner circle of long-tenured directors and possess relevant industry experience, fresh perspectives and a clear mandate to prioritize shareholder value creation.

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Beretta Holding Has the Proven Industry Expertise; This Expertise Has Potential to Benefit All Shareholders

For five centuries, Beretta Holding has successfully navigated demand cycles, regulatory shifts, technological evolution, and geopolitical volatility while building durable, profitable businesses across generations. This unmatched longevity reflects disciplined leadership, continuous innovation, high-quality products, modern manufacturing and a governance culture grounded in accountability and long-term stewardship.

From the outset, Beretta Holding’s objective has been collaborative engagement focused on how we can work collaboratively with Ruger to improve performance and deliver sustainable long-term value for all shareholders, employees and customers.

During our confidential discussions with the Ruger Board, Beretta Holding offered to make a strategic investment on market terms that would benefit all shareholders. Such an investment would have allowed Ruger to draw on Beretta Holding’s five centuries of operating expertise in the global firearms sector to reverse its downward trajectory, which is particularly critical given the Company’s most recent financial results.

Unfortunately, we have continuously been met with opposition from the Company, which has adopted a poison pill in response to our investment, insisted that we immediately enter into unusually restrictive standstill agreements before any meaningful discussions occurred and announced a reactive Board refresh amid active negotiations. This posturing from the outset did not, in our view, demonstrate a desire to engage in good faith, but rather an effort to deliberately limit shareholder input and perpetuate the status quo.

With negotiations ultimately suspended by Ruger, the only choice we had to increase our position and more strongly align our interests was to make a tender offer directly to Ruger shareholders. We presented the Board with premium terms to acquire an additional 20.05% of the outstanding shares that we do not already own at a 20% premium to the 60-day average price (VWAP) at the time of reference. The Poison Pill prevents us from executing this offer, and our request to the Board asking for an exemption to enable shareholders to make their own choice was met with denial. We continue to question whether this Board knows what it means to act in accordance with their fiduciary duties.

Board Enhancement Is Necessary for Real Change to Happen; Our Nominees Will Ensure Accountability

Now is the time for shareholder-driven change. We invested in Ruger to drive meaningful improvement with a goal of long-term value creation. We are not here to seek control of the Company, but without betterment at the Board level, we believe Ruger will continue to underperform peers and fail to capitalize on the opportunities available to it.

Accordingly, Beretta Holding has nominated four highly qualified director nominees who we believe will bring independent oversight, relevant expertise and a renewed focus on strategic execution, operational discipline and shareholder value creation. Each of our director candidates looks forward to engaging with shareholders and sharing their qualifications and assessment of what needs to be done to shift the prolonged declines that shareholders have endured.

Our highly qualified, independent nominees are:

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Michael N. Christodolou: Mr. Christodolou is a financial and capital markets expert and public company director with 35+ years of expertise in corporate strategy, capital allocation, M&A and corporate governance. Mr. Christodolou is the Manager of Inwood Capital Management, LLC, an investment firm he founded in 2000. Prior to founding Inwood Capital Management, Mr. Christodolou spent his early career at Bass Brothers/Taylor & Company, an investment firm associated with the Bass family, where he led numerous constructive activist investment initiatives. Mr. Christodolou serves on the boards of directors at Lindsay Corporation (NYSE: LNN), where he served as Chairman from 2003-2015, and at NETSTREIT (NYSE: NTST). He also previously served on the boards of directors of the following public companies: Omega Protein Corporation until its acquisition in 2017, Farmland Partners Inc. (NYSE: FPI), and XTRA Corporation until it was acquired by Berkshire Hathaway Inc. in 2001.

William F. Detwiler: Mr. Detwiler is an experienced investment manager and corporate attorney with three decades of expertise in capital allocation, M&A, capital markets and accounting. Mr. Detwiler currently serves as co-founder and Managing Partner of Fernbrook Capital Management, an investment firm. Previously, Mr. Detwiler was a Managing Director at GLC Advisors & Co., an investment banking firm, and prior to that, he served as Chief Investment Officer of United Safety Ltd., a global provider of industrial safety services. Earlier in his career, Mr. Detwiler co-founded Watch Hill Partners and Three Ocean Partners, where he led the principal investing platforms across both firms. Prior to starting Watch Hill, Mr. Detwiler was an M&A attorney and a law clerk for United States District Judge Malcolm Muir of the United States District Court for the Middle District of Pennsylvania. Mr. Detwiler began his career at Pricewaterhouse Coopers. He holds a M.S. degree in accounting as well as a J.D. from Villanova University School of Law. Mr. Detwiler remains a member of the New York State Bar Association.

Mark W. DeYoung: Mr. DeYoung is a seasoned and capable firearms and outdoor industry executive with expertise in operations, finance, sales & marketing, M&A and corporate governance. Mr. DeYoung was formerly Chairman and CEO of Vista Outdoor Inc. (formerly NYSE: VSTO), a leading global designer, manufacturer and marketer in shooting sports and outdoor products. Prior to Vista Outdoor, Mr. DeYoung was President and CEO of Alliant Techsystems Inc. (formerly NYSE: ATK), an aerospace and defense products, and commercial arms and ammo producer. Mr. DeYoung has led diverse companies and advised and led M&A transactions across the firearms industry, including creating Vista Outdoor Inc. via spin-off from Alliant Techsystems. Mr. DeYoung served on the boards of directors of Vista Outdoor Inc., Orbital ATK Inc. (n/k/a Northrop Grumman Innovation Systems) and Alliant Techsystems Inc. Mr. DeYoung is a lifelong NRA member and has served on various trade association Boards, including the National Shooting Sports Foundation, Sporting Arms and Ammunition Manufacturing Institute, Congressional Sportsman's Foundation, Wildlife Management Institute and the National Defense Industrial Association.

Fredrick D. DiSanto: Mr. DiSanto is an experienced senior executive and investment management expert with deep expertise in capital allocation, corporate finance, M&A and corporate governance. Mr. DiSanto currently serves as the Chairman and CEO of Ancora Holdings Group, a private wealth advisor and institutional asset manager. Prior to his role at Ancora Holdings Group, Mr. DiSanto was CEO of Regional Brands Inc. (OTC: RGBD). Earlier in his career, Mr. DiSanto served as Executive Vice President and Manager of Fifth Third Bank’s Investment Advisors Division (NASDAQ: FITB), President and COO of Maxus Investment Group and Managing Partner at Gelfand Partners Asset Management. Mr. DiSanto has served as a director at several manufacturing companies including as Chair of the Compensation Committee at The Eastern Company (NASDAQ: EML) and as a member of the board at Ampco-Pittsburgh Corporation (NYSE: AP). Mr. DiSanto also served as a director at Regional Brands Inc. and Alithya Group Inc. (OTCMKTS: ALYAF) and as Chair of Case Western Reserve University’s Board of Trustees.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

According to the Company’s proxy statement, the terms of nine (9) directors have a term expiring at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our four (4) Beretta Holding Nominees, Michael N. Christodolou, William F. Detwiler, Mark W. DeYoung and Fredrick D. DiSanto, for terms expiring at the 2027 Annual Meeting. Your vote to elect the Beretta Holding Nominees will have the legal effect of replacing four (4) incumbent directors of the Company with the Beretta Holding Nominees. If elected, our Beretta Holding Nominees will constitute a minority of the Board and there can be no guarantee that the Beretta Holding Nominees will be able to implement the actions that they believe are necessary to unlock stockholder value. However, we believe the election of our Beretta Holding Nominees is an important step in the right direction for enhancing long-term value at the Company.

This Proxy Statement is soliciting proxies to elect not only our four (4) Beretta Holding Nominees, but also the five (5) Unopposed Company Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as a director if any of the Beretta Holding Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

THE BERETTA HOLDING NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Beretta Holding Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Beretta Holding Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Beretta Holding Nominees. All of the Beretta Holding Nominees are citizens of the United States of America.

Michael N. Christodolou, 64, has served as the Founder and Manager and Sole Member of Inwood Capital Management LLC, a risk management and investment firm, since 2000. With over thirty-five years of corporate governance and investment experience, Mr. Christodolou has served on numerous boards of directors of public companies. He has served on the board of directors for the Lindsay Corporation, a manufacturer of agricultural irrigation equipment and transportation infrastructure products, since 1999 and served as the chairman of the board from 2003 – 2015, including as a member of each of the Audit Committee and Corporate Governance and Nominating Committee. Additionally, Mr. Christodolou has served as a member of the board for NETSTREIT Corporation, a publicly traded real estate investment company that acquires, owns and manages a diversified portfolio of single-tenant, net lease retail commercial real estate with high credit quality tenants across the United States, since 2020, including service as Chairman of the Audit Committee and as a Member of the Investment Committee. Mr. Christodolou has also served on the boards of Omega Protein (2016 – 2017), Farmland Partners, Inc. (2015 – 2016), Quest Capital Group LLC (private) (2011 – 2015), and XTRA Corporation (1998 – 2001). In addition to his service as a board member at the latter four companies, Mr. Christodolou has experience serving on public company audit, corporate governance and nominating, and compensation committees. Prior to his time at Inwood Capital Management, Mr. Christodolou served as the Director of Strategic Investments for Bass Brothers, a public equity investment group, where he worked closely with the board of directors and management teams of over twenty companies of which Bass Brothers held equity stakes. Mr. Christodolou received a Bachelor of Science in Economics with a Major in Finance from the Wharton School of the University of Pennsylvania as well as a Master of Business Administration from the Wharton School of the University of Pennsylvania with a particular emphasis on operations, marketing, real estate, and venture capital.

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Beretta Holding believes that Mr. Christodolou’s extensive investment and public company board experience, would make him a valuable addition to the Board.

William F. Detwiler, 62, has served as the Chief Executive Officer and Managing Partner of Fernbrook Capital Management LLC and its affiliated investment entities (collectively, “Fernbrook”) since April 2018. In this capacity, Mr. Detwiler manages Fernbrook’s formation, fund raising, operations, investing, and portfolio management activities. Mr. Detwiler also oversees the preparation and delivery of all reporting to limited partners, ongoing monitoring, and portfolio management activities. Mr. Detwiler also manages the audit process for Fernbrook’s funds. As part of his investment activities, Mr. Detwiler currently serves as a director of three private companies: Ten Thousand, Inc. (since July 2022), Countable Corp. (since December 2021), and Shoptiques LLC (since November 2021), where he advises on budgetary, operational, human resources, and financial matters. Fernbrook Capital Management LLC is an Exempt Reporting Adviser (ERA), not a registered investment adviser or a registered investment company. It is a venture capital firm that focuses on early-stage investments in industries such as FinTech, vertical AI SaaS, technology, consumer brands, and sports. As an ERA, it relies on exemptions from registration under Sections 203(l) or 203(m) of the Investment Advisers Act of 1940. Fernbrook’s investment vehicles are private, relying on exemptions from registration under the Securities Act of 1933, and do not meet the definition of a 1940 Act registered investment company. Prior to his time at Fernbrook, Mr. Detwiler served as the Chief Investment Officer of United Safety Ltd., a global energy services company from January 2015 to March 2016. In this role, he worked on a range of strategic growth initiatives and was responsible for implementing operational efficiencies across financial and administrative functions, including bank financings, treasury and cash management, human resources, legal, and compliance. Mr. Detwiler began his career as an accountant and auditor at Price Waterhouse (now PwC) from June 1985 to June 1988, where he conducted financial audits, reviewed internal controls, and ensured compliance with GAAP and SEC reporting standards for public and private clients. From April 2003 to August 2009, Mr. Detwiler served as a Co-Founding Managing Partner of Watch Hill Partners LLC (later acquired by FBR Capital Partners), providing strategic advisory services to corporate CEOs and Boards of Directors, family investment offices, and institutional investors. He was responsible for the formation, structuring, and management of Watch Hill’s principal investment activities. Mr. Detwiler managed financial matters, broker-dealer compliance, legal matters, human resources, and investor relations of the firm. With his co-founder, he jointly managed the 2009 sale of Watch Hill to FBR Capital Markets, a publicly traded investment banking company. Prior to his investment career, Mr. Detwiler practiced as a corporate transactional attorney at Herrick, Feinstein LLP, Anderson, Kill & Olick, and Montgomery, McCracken, Walker & Rhoads. In these roles, he advised clients on mergers and acquisitions, capital markets transactions, joint ventures, and complex contract negotiations, including conducting due diligence, structuring deals, assessing regulatory compliance, and mitigating risks. He also managed SEC filings, including HSR filings and reviews, and governance matters. Mr. Detwiler holds a Juris Doctor from Villanova University School of Law. He also earned a Master of Science in Professional Accounting from the University of Hartford and a Bachelor of Science in Political Science with a minor in Computer Science from Trinity College, Hartford, Connecticut. Mr. Detwiler is admitted to practice law in New York (currently on Emeritus status) and was previously admitted in Pennsylvania and New Jersey. He holds FINRA Series 7, Series 24, and Series 63 licenses, all in good standing.

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Beretta Holding believes that Mr. Detwiler’s extensive senior leadership experience in finance, auditing, risk management, and corporate governance, would make him a valuable addition to the Board.

Mark W. DeYoung, 67, retired in 2017 after serving as the founding Chairman and Chief Executive Officer of Vista Outdoor Inc., a publicly traded company and one of the world’s largest shooting sports and outdoor recreation companies, from February 2015 to July 2017. At Vista Outdoor, Mr. DeYoung oversaw strategy and execution of all facets of the business, including approximately 50 commercial brands. He interfaced directly with investors and financial markets as well as customers, suppliers, employees, and led the company’s Board of Directors. With Mr. DeYoung’s oversight, the company operated in multiple states with expertise in manufacturing, supply chain management, engineering, marketing and distribution. Mr. DeYoung currently serves on the board of directors of two private companies: Norma Precision Inc., since September 2022, and the Atlantis USA Foundation since September 2025. Mr. DeYoung is a member of the Board of Directors of Norma Precision Inc., which is a private subsidiary of Beretta Holding. Mr. DeYoung previously served on the board of directors of three public companies: Alliant Techsystems Inc. (“ATK”) from February 2010 to February 2015, Vista Outdoor from February 2015 to July 2017 and Orbital ATK Inc. from February 2015 to February 2016, where he served on the Markets and Technology Committee. Prior to creating Vista Outdoor Inc., Mr. DeYoung served as President and Chief Executive Officer of Alliant Techsystems Inc. (“ATK”) from March 2010 to February 2015. Mr. DeYoung oversaw strategy and execution of operating segments in aerospace, defense and commercial products. He delivered value through profitable growth and a merger with Orbital Sciences Corporation and a spin-off of Vista Outdoor, Inc. in 2015. Mr. DeYoung also served as Group President of ATK’s largest business unit from 2002 to 2010, leading the business to annual revenue growth from approximately $600M to over $2B. Mr. DeYoung led businesses in the commercial, law enforcement and defense markets with ammunition, firearms, shooting sports accessories, rockets, missiles, and electronics. Mr. DeYoung also served as President of Lake City Ammunition from 2000 to 2002, serving military customers and pioneering the introduction of certain ammunition offerings into the commercial market. Additionally, Mr. DeYoung served as President of Savage Arms, a direct competitor to the Company, from May 2013 through July 2017. Mr. DeYoung is a lifelong NRA member and has served on various trade association Boards, including the National Shooting Sports Foundation, Sporting Arms and Ammunition Manufacturing Institute, Congressional Sportsman's Foundation, Wildlife Management Institute and the National Defense Industrial Association. Mr. DeYoung holds a Master of Business Administration degree from Westminster College. He also served as an adjunct faculty member at the college for Finance and Management disciplines and was awarded the College’s Adjunct Professor of the Year Award. He also holds a Bachelor of Science degree in Business from Weber State University. Additionally, Mr. DeYoung attended Harvard Business School for a course in Board Effectiveness in 2011, focusing on the effective communication, cooperation and operation of a public company board of directors.

Beretta Holding believes that Mr. DeYoung’s considerable business experience, including in the aerospace, defense, shooting sports and outdoor recreation industries, would make him a valuable addition to the Board.

Fredrick D. DiSanto, 63, has served as Chairman and Chief Executive Officer of Ancora Holdings Group, LLC (“Ancora”), a private registered investment advisory firm since 2006. In this role, Mr. DiSanto is responsible for firm-wide financial planning, risk management, and overseeing the financial department. As Chairman and CEO, Mr. DiSanto serves as the ultimate decision-maker in responding to cyber threats and has assembled a skilled team of technical and regulatory personnel to provide operational controls over current and future cyber risks. He oversees assessments of the firm’s cybersecurity capabilities and risks, including budgeting for future needs and approval of strategic planning initiatives. Additionally, Mr. DiSanto engages in complex financial assessments of businesses to complete valuation determinations. As part of his investment activities, Mr. DiSanto currently serves on the boards of directors of two public companies: (1) The Eastern Company, where he has served since August 2016 and currently serves as Chair of the Compensation Committee and as a member of the Audit Committee and (2) Regional Brands, Inc., where he has served since November 2015 and currently serves on the Audit, Executive, Governance, and Compensation committees. Mr. DiSanto’s prior public company board service includes Ampco-Pittsburgh Corporation (January 2022 to May 2025), where he served on all committees, Alithya (August 2018 to September 2021), where he served on the Corporate Governance and Nominating Committee, and Lorain National Bancorp (October 2013 to August 2015). Mr. DiSanto also previously served on the board of directors of Parkview Federal Savings Bank (August 2010 to October 2013). Mr. DiSanto’s prior private company board service includes Edgewater Tech (February 2017 to August 2018) and Axia NetMedia (February 2015 to July 2016). Mr. DiSanto holds a Master of Business Administration degree from the Weatherhead School of Management at Case Western Reserve University and a Bachelor of Science degree in Management Science from Case Western Reserve University.

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Beretta Holding believes that Mr. DiSanto’s extensive senior leadership experience in finance, risk management, business strategy and corporate governance, would make him a valuable addition to the Board.

The principal business address of Mr. Christodolou is 5300 Shoshone Dr., Wilson, Wyoming 83014 or P.O. Box 1149, Wilson, Wyoming 83014. The principal business address of Mr. Detwiler is 300 Park Avenue, 5th Floor, New York, New York 10022. The principal business address of Mr. DeYoung is 3751 West Ridges Road, Peterson, Utah 84050. The principal business address of Mr. DiSanto is 6060 Parkland Blvd., Suite 200, Cleveland, Ohio 44124.

As of the date hereof, none of the Beretta Holding Nominees beneficially owns any securities of the Company and none of the Beretta Holding Nominees has entered into any transactions in securities of the Company during the past two years. For information regarding purchases and sales of securities of the Company during the past two years by each of the Participants, please see Schedule I.

Each Beretta Holding Nominee may be deemed to be a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,587,000 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Beretta Holding Nominee disclaims beneficial ownership of the shares of Common Stock that he or she does not directly own.

Each of the Beretta Holding Nominees has consented to being named as a nominee of Beretta Holding in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected.

Beretta Holding believes that each Beretta Holding Nominee presently is, and if elected as a director of the Company, each of the Beretta Holding Nominees would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, Beretta Holding acknowledges that no director of a NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, Beretta Holding acknowledges that if any Nominee is elected, the determination of the Beretta Holding Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Beretta Holding Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Beretta Holding Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Beretta Holding Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Beretta Holding Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Beretta Holding Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Beretta Holding Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Beretta Holding Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Beretta Holding Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Beretta Holding Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Beretta Holding Nominee or any of his or her associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Beretta Holding Nominee or any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Beretta Holding Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Beretta Holding Nominee holds any positions or offices with the Company; (xiii) no Beretta Holding Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Beretta Holding Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Beretta Holding Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Beretta Holding Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Beretta Holding Nominee or any of such Beretta Holding Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Beretta Holding Nominee been a director of the Company, and (c) none of the Beretta Holding Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

Other than as stated herein, there are no arrangements or understandings between Beretta Holding and any of the Beretta Holding Nominees or any other person or persons pursuant to which the nominations of the Beretta Holding Nominees described herein are to be made, other than the consent by each of the Beretta Holding Nominees to be named as a nominee of Beretta Holding in any proxy statement relating to the Annual Meeting and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Beretta Holding Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

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We do not expect that any of the Beretta Holding Nominees will be unable to stand for election, but, in the event any Beretta Holding Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Beretta Holding Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed WHITE universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size.

Beretta Holding and Ruger will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Each of the Beretta Holding Nominees has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Stockholders will have the ability to vote for up to nine (9) nominees on Beretta Holding’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Beretta Holding Nominees may do so on Beretta Holding’s enclosed WHITE universal proxy card. There is no need to use the Company’s camo green proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the Beretta Holding Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of the Unopposed Company Nominees, who we believe are sufficiently qualified to serve as directors, to help achieve a Board composition that we believe is in the best interest of all stockholders. There is no need to use the Company’s camo green universal proxy card or voting instruction form, regardless of how you wish to vote. However, Beretta Holding urges stockholders to vote using our WHITE universal proxy card “FOR” all of the Beretta Holding Nominees and “FOR” the Unopposed Company Nominees.

The Company nominees that Beretta Holding does not oppose and believes are sufficiently qualified to serve as directors with the Beretta Holding Nominees are the Unopposed Company Nominees. Certain information about the Unopposed Company Nominees is set forth in the Company’s proxy statement. Beretta Holding is not responsible for the accuracy of any information provided by or relating to Ruger or its nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, Ruger or any other statements that Ruger or its representatives have made or may otherwise make.

IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR WHITE UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE FOUR (4) BERETTA HOLDING NOMINEES AND THE FIVE (5) UNOPPOSED COMPANY NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF THE BERETTA HOLDING NOMINEES ON THE ENCLOSED WHITE UNIVERSAL PROXY CARD.

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PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed RSM US LLP to serve as the Company’s independent registered public accounting firm for the 2026 fiscal year. The Company is submitting its selection of RSM US LLP to stockholders for ratification at the Annual Meeting.

According to the Company’s proxy statement, if stockholders do not ratify the appointment of RSM US LLP as the Company’s independent registered public accounting firm, the Audit Committee will reconsider its appointment of RSM US LLP.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL NO. 3

NON-BINDING ADVISORY VOTE TO APPROVE THE
COMPENSATION OF RUGER’S NAMED EXECUTIVE OFFICERS

As disclosed in the Company’s proxy statement, under Section 14A of the Exchange Act, the Company’s stockholders are entitled to vote on a proposal to approve on an advisory (non-binding) basis, the compensation of the named executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the compensation of the Named Executive Officers as disclosed in the Compensation Discussion and Analysis approved by the Compensation Committee of the Board and included in the Corporation’s 2026 Proxy Statement be submitted to a nonbinding advisory vote of the stockholders of the Corporation (the “Say on Pay Vote”) at the 2026 Annual Meeting of Stockholders.”

[It is our view that poorly aligned compensation structures facilitate poor performance and importantly provide a reflection on the Board that fails to properly utilize this tool, along with shareholder capital, in an effective manner. The Company’s current leadership has presided over a prolonged period of operational underperformance and strategic stagnation, that we believe are the result of a series of strategic missteps, ineffective capital allocation decisions and weak governance practices. These persistent issues point to a specific root cause: the current Board, which has failed to hold management accountable or implement the changes required to improve governance, operational performance and maximize shareholder value. For these reasons, among others, we recommend voting AGAINST Ruger’s advisory vote on executive compensation and intend to vote our shares AGAINST this proposal.]

According to the Company’s proxy statement, as an advisory vote, this proposal is not binding upon the Board or the Compensation Committee of the Board. However, the Board and Compensation Committee will consider the outcome of the vote when evaluating its executive compensation program and making future executive compensation decisions.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL / WE RECOMMEND SHAREHOLDERS VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.]

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PROPOSAL NO. 4

APPROVAL OF AMENDMENT OF THE COMPANY’S CHARTER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 40 MILLION TO 60 MILLION SHARES

As discussed in further detail in the Company’s proxy statement, the Company is submitting for stockholder approval a proposal to amend the Charter to increase the number of authorized shares of Common Stock from 40 million shares to 60 million shares.

According to the Company’s proxy statement, the proposed amendment to the Charter would become effective upon filing the Charter amendment with the Secretary of State of the State of Delaware as promptly as practicable following the Annual Meeting, if shareholders approve the amendment. As stated in the Company’s proxy statement, the Charter amendment would increase the number of authorized shares of Common Stock from 40 million shares to 60 million shares, which would leave the Company with 35,505,709 shares of Common Stock authorized and unissued (based on the number of shares issued and outstanding as of the Record Date), not including the further 447,876 authorized but unissued shares of Common Stock that are reserved for issuance under the Company’s equity compensation plans.

[As disclosed in the Company’s proxy statement, as of the Record Date, there were 15,948,066 shares of Common Stock issued and outstanding, representing less than half of the total number of shares that may be issued by the Company. If approved, the newly authorized shares would represent more than a tripling of the shares of Common Stock issued and outstanding. Accordingly, we believe it is clear that there is no immediate need to increase the number of authorized shares of Common Stock, nor does the Company provide any sound justification for doing so in its proxy statement. Further, based on the concerning conduct demonstrated by the Company’s leadership team and the Company’s underperformance, as further described in the “Background to the Solicitation” and “Reasons for the Solicitation,” we do not believe that we can rely on the judgment of the incumbent directors in making a recommendation that such an increase in the number of authorized shares is warranted or even advisable.]

The affirmative vote of a majority of the votes cast by holders of shares of the Common Stock (either virtually at the Annual Meeting or by proxy) and are entitled to vote on the matter at the Annual Meeting is required to approve this proposal. The proposed text of the Amendment to the Charter is included in the Company’s proxy statement as Annex A.

[WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES [“FOR”/“AGAINST”] THIS PROPOSAL. / WE RECOMMEND SHAREHOLDERS VOTE “AGAINST” THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.]

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Each share entitles the holder to one vote on each of the matters to be voted upon at the Annual Meeting. Based on publicly available information, Beretta Holding believes that the only class of stock of the Company entitled to vote at the Annual Meeting is its Common Stock.

Shares of Common Stock represented by properly executed WHITE universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Beretta Holding Nominees and the Unopposed Company Nominees, FOR the ratification of the appointment of RSM US LLP as the Company’s independent registered public accounting firm, [FOR/AGAINST] the advisory (non-binding) vote on the compensation of the Company’s named executive officers, and [FOR/AGAINST] the approval of an amendment to the Company’s Charter to increase the number of authorized shares of Common Stock from 40 million shares to 60 million shares, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

The Company has an annually elected Board with nine (9) directors standing for election at the Annual Meeting. We are soliciting proxies to elect not only the four (4) Beretta Holding Nominees, but also the five (5) Unopposed Company Nominees. Beretta Holding and Ruger will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Stockholders will have the ability to vote for up to nine (9) nominees on Beretta Holding’s enclosed WHITE universal proxy card. Any stockholder who wishes to vote for any combination of the Company’s nominees and the Beretta Holding Nominees may do so on Beretta Holding’s WHITE universal proxy card. There is no need to use the Company’s camo green proxy card or voting instruction form, regardless of how you wish to vote.

Stockholders are permitted to vote for fewer than nine (9) nominees or for any combination (up to nine (9) total) of the Beretta Holding Nominees and the Company’s nominees on the WHITE universal proxy card. However, if stockholders choose to vote for any of the Company’s nominees, we recommend that stockholders vote in favor of only the Company’s nominees who we believe are most qualified to serve as directors – the “Unopposed Company Nominees” – to help achieve a Board composition that we believe is in the best interest of all stockholders. We recommend that stockholders do not vote for any of the Company’s nominees other than the Unopposed Company Nominees. Among other potential consequences, voting for Company nominees other than the Unopposed Company Nominees may result in the failure of one or more of the Beretta Holding Nominees to be elected to the Board.

We believe that voting on the WHITE universal proxy card provides the best opportunity for stockholders to elect all of the Beretta Holding Nominees and achieve the best Board composition overall. Beretta Holding therefore urges stockholders to use our WHITE universal proxy card to vote “FOR” the four (4) Beretta Holding Nominees and “FOR” the five (5) Unopposed Company Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

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VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Stockholders will not be able to attend the Annual Meeting in person. According to the Company’s proxy statement, stockholders can attend the Annual Meeting by visiting www.cesonlineservices.com/rgr26_vm, where they will be able to listen to the meeting live, submit questions, and vote online. Only stockholders of record as of the Record Date and their proxy holders may submit questions.

In order to attend the Annual Meeting, stockholders of record will need to pre-register by 9:00 a.m., Eastern Daylight Time, on Tuesday, May 26, 2026. To pre-register, please visit www.cesonlineservices.com/rgr26_vm with the control number from your WHITE proxy card. After registering, you will receive a confirmation email with a link and instructions for accessing the Annual Meeting. Verify that you have received the confirmation email in advance of the Annual Meeting, including the possibility that it may be in your spam or junk email folder. Registration requests must be received no later than 9:00 a.m., Eastern Daylight Time, on May 26, 2026. You must pre-register and receive a confirmation email in order to vote or submit a question during the Annual Meeting.

The Annual Meeting will start at 9:00 a.m., Eastern Daylight Time on May 27, 2026. We encourage you to access the meeting site prior to the start time to ensure you are logged in when the Annual Meeting starts. The Company has disclosed that online check-in will begin at 8:30 a.m., Eastern Daylight Time. To enter the Annual Meeting, stockholders will need the 16-digit control number, which is included on the proxy card if you are a stockholder of record, or included with the voting instruction card and voting instructions received from your broker, bank, trustee, or other holder of record if you hold your shares of common stock in “street name.”

Stockholders of record as of the Record Date may also vote during the Annual Meeting (up until the closing of the polls) by visiting www.cesonlineservices.com/rgr26_vm, entering the 16-digit control number found on the proxy card or voting instruction form and following the instructions available on the website. If you hold your shares in a brokerage account in your broker’s name (“street name”), you will receive voting instructions provided by your broker, bank, trustee or nominee. If you would like to vote your shares at the virtual Annual Meeting, you will need to obtain a valid proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed WHITE universal proxy card in the postage-paid envelope provided, or vote via the Internet or by telephone as instructed on the WHITE universal proxy card.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, the presence of stockholders holding a majority of the issued and outstanding Common Stock, either present (participating in the internet Meeting) or represented by proxy constitutes a quorum to call the Annual Meeting. Directions to withhold authority to vote for the election of directors, abstentions, and broker non-votes (as described below), if any, are counted as present and entitled to vote for purposes of determining a quorum.

If you are a stockholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting virtually and vote in order to be counted in the determination of a quorum.

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If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A broker non-vote occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a stockholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the stockholder meeting. Under the rules governing brokers’ discretionary authority, if a stockholder receives proxy materials from or on behalf of both us and the Company, then brokers holding shares in such stockholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal No. 2 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors are elected by a plurality of the votes cast by the holders of shares of Common Stock present in person (participating in the internet Meeting) or by proxy at the Annual Meeting and entitled to vote. Accordingly, the nine (9) director nominees receiving the highest number of “FOR” votes will be elected as directors. Withhold votes and broker non-votes, if any, will not affect the outcome of the vote on the election of directors. Votes may not be cumulated.

Ratification of Independent Auditors ─ According to the Company’s proxy statement, the affirmative vote of the holders of shares of Common Stock representing a majority of the votes cast with respect to Proposal No. 2 at the Annual Meeting (and entitled to vote thereon) is required to ratify the appointment of RSM US LLP as the Company’s independent auditors for the 2026 fiscal year. The Company has disclosed that abstentions and broker non-votes are not considered to be votes cast and accordingly will have no effect on the outcome of such vote; however, because the ratification of independent auditors is considered a “routine” matter, brokers are entitled to vote uninstructed shares with respect to Proposal No. 2.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, the affirmative vote of the holders of shares of Common Stock representing a majority of the votes cast with respect to Proposal No. 3 at the Annual Meeting (and entitled to vote thereon) is required to approve the advisory vote on executive compensation. The Company has disclosed that abstentions and broker non-votes are not considered to be votes cast and accordingly will have no effect on the outcome of such vote.

Approval of the Company’s Proposal to Amend the Charter to Increase the Authorized Number of Shares of Common Stock ─ According to the Company’s proxy statement, the affirmative vote of the holders of shares of Common Stock representing a majority of the votes cast with respect to Proposal No. 4 at the Annual Meeting (and entitled to vote thereon) is required to approve the proposal to amend the Charter to increase the authorized number of shares of Common Stock. The Company has disclosed that abstentions and broker non-votes are not considered to be votes cast and accordingly will have no effect on the outcome of such vote.

Under applicable Delaware law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your WHITE universal proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Beretta Holding’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE universal proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

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REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Beretta Holding in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 1 Lacey Place, Southport, Connecticut 06890 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Beretta Holding in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Beretta Holding Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE BERETTA HOLDING NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Beretta Holding. Proxies may be solicited by mail, telephone, Internet, in person and by advertisements.

Beretta Holding has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[●], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Beretta Holding has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares they hold of record. Beretta Holding will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [●] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Beretta Holding. Costs of this solicitation of proxies are currently estimated to be approximately $[●] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Beretta Holding estimates that through the date hereof its expenses in furtherance of, or in connection with, the solicitation are approximately $[●]. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any solicitation. If Beretta Holding is successful in its proxy solicitation, Beretta Holding may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Beretta Holding Nominees and Beretta Holding are participants in this solicitation. The principal business of Beretta Holding, a Luxembourg corporation, is to act as a holding company. The address of the principal office of Beretta Holding is 9 rue Sainte Zithe, L-2763, Luxembourg.

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As of the date hereof, Beretta Holding beneficially owns 1,587,000 shares of Common Stock. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The shares of Common Stock owned directly by Beretta Holding were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise set forth in Schedule I.

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant directly or indirectly beneficially owns any securities of the Company; (iii) no participant owns any securities of the Company which are owned of record but not beneficially; (iv) no participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant or any of his or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no participant holds any positions or offices with the Company; (xiii) no participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

OTHER MATTERS AND ADDITIONAL INFORMATION

Beretta Holding is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Beretta Holding is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. Beretta Holding will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, [_____], at the following address or phone number: [_____], or call toll free at [_____]. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

30

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the participants in Beretta Holding’s solicitation is given only to the knowledge of Beretta Holding.

This Proxy Statement is dated [●], 2026. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, in order to be considered for inclusion in the Company’s proxy statement and proxy card relating to the 2027 Annual Meeting, any proposal by a stockholder submitted pursuant to Rule 14a-8 of the Exchange Act must be received by the Company at its principal executive offices at 1 Lacey Place, Southport, Connecticut 06890, on or before December [●], 2026. In addition, under the Bylaws, stockholders who wish to submit a proposal (including a director nomination) for presentation at the 2027 Annual Meeting that is not to be included in the Company’s proxy materials will be considered timely if it is received by the Secretary of the Company at its principal executive offices not later than the close of business on February 26, 2027 and not earlier than the close of business on January 27, 2027, and is otherwise in compliance with the requirements set forth in the Company’s Bylaws.

In addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Board’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no later than March 28, 2027.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s proxy statement for the Annual Meeting and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Beretta Holding that such procedures are legal, valid or binding.

31

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. STOCKHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. STOCKHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Beretta Holding S.A.

[●], 2026

32

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Transaction

BERETTA HOLDING S.A.

Purchase of Common Stock	32,328	05/08/2025
Purchase of Common Stock	6,469	05/12/2025
Purchase of Common Stock	7,303	05/13/2025
Purchase of Common Stock	33,614	05/14/2025
Purchase of Common Stock	2,000	05/15/2025
Purchase of Common Stock	19,068	05/16/2025
Purchase of Common Stock	20,261	05/19/2025
Purchase of Common Stock	20,702	05/20/2025
Purchase of Common Stock	20,425	05/21/2025
Purchase of Common Stock	4,000	05/22/2025
Purchase of Common Stock	31,599	06/02/2025
Purchase of Common Stock	15,618	06/04/2025
Purchase of Common Stock	16,794	06/05/2025
Purchase of Common Stock	17,142	06/06/2025
Purchase of Common Stock	2,268	06/10/2025
Purchase of Common Stock	75	06/11/2025
Purchase of Common Stock	1,930	06/12/2025
Purchase of Common Stock	14,263	06/13/2025
Purchase of Common Stock	10,000	06/17/2025
Purchase of Common Stock	98	06/18/2025
Purchase of Common Stock	1,000	06/20/2025
Purchase of Common Stock	30,539	06/24/2025
Purchase of Common Stock	29,726	06/25/2025
Purchase of Common Stock	18,685	06/26/2025
Purchase of Common Stock	24,150	06/30/2025
Purchase of Common Stock	600	07/01/2025
Purchase of Common Stock	2,300	07/02/2025
Purchase of Common Stock	500	07/03/2025
Purchase of Common Stock	19,971	07/07/2025
Purchase of Common Stock	18,193	07/08/2025
Purchase of Common Stock	18,000	07/09/2025
Purchase of Common Stock	20,700	07/14/2025
Purchase of Common Stock	25,029	07/15/2025
Purchase of Common Stock	17,076	07/17/2025
Purchase of Common Stock	60,000	07/31/2025
Purchase of Common Stock	47,875	08/01/2025
Purchase of Common Stock	70,000	08/04/2025
Purchase of Common Stock	38,893	08/05/2025
Purchase of Common Stock	23,209	08/06/2025
Purchase of Common Stock	10,000	08/07/2025
Purchase of Common Stock	5,200	08/11/2025

I-1

Purchase of Common Stock	10,000	08/14/2025
Purchase of Common Stock	12,397	08/21/2025
Purchase of Common Stock	5,000	09/04/2025
Purchase of Common Stock	5,000	09/08/2025
Purchase of Common Stock	51,600	09/15/2025
Purchase of Common Stock	50,000	09/16/2025
Purchase of Common Stock	64,500	09/17/2025
Purchase of Common Stock	40,000	09/18/2025
Purchase of Common Stock	150,000	09/19/2025
Purchase of Common Stock	104,000	09/22/2025
Purchase of Common Stock	43,000	09/23/2025
Purchase of Common Stock	31,000	09/26/2025
Purchase of Common Stock	50,000	09/29/2025
Purchase of Common Stock	80,000	09/30/2025
Purchase of Common Stock	200	10/01/2025
Purchase of Common Stock	600	10/02/2025
Purchase of Common Stock	21,100	10/07/2025
Purchase of Common Stock	8,100	10/08/2025
Purchase of Common Stock	22,800	10/09/2025
Purchase of Common Stock	27,600	10/10/2025
Purchase of Common Stock	11,108	10/13/2025
Purchase of Common Stock	3,392	10/14/2025
Purchase of Common Stock	38,000	11/10/2025

I-2

SCHEDULE II

The following table is reprinted from the Company’s revised preliminary proxy statement filed with the Securities and Exchange Commission on April 15, 2026.

BENEFICIAL OWNERSHIP OF DIRECTORS AND MANAGEMENT TABLE

The following table sets forth certain information as of April 13, 2026 as to the number of shares of the Company’s Common Stock beneficially owned by each Director, Named Executive Officer and all Directors and Executive Officers of the Company as a group. Applicable percentage ownership is based on 15,948,066 shares of Common Stock outstanding as of such date.

Name	Beneficially Owned Shares of Common Stock	Stock Options Currently Exercisable or to Become Exercisable within 60 days after March 24, 2026	Total Shares Beneficially Owned	Percent of Class
John A. Cosentino, Jr.	25,144	-	25,144	*
Phillip C. Widman	40,208	-	40,208	*
Amir P. Rosenthal	20,049	-	20,049	*
Terrence G. O’Connor	18,306	-	18,306	*
Ronald C. Whitaker	34,256	-	34,256	*
Bruce T. Pettet	6,606	-	6,606	*
Aaron R. Rivers	3,728	-	3,728	*
Stephen J. Timm	3,728	-	3,728	*
Lorin Cassidy Wolfe	3,728	-	3,728	*
Christopher J. Killoy	161,414	-	161,414	1.0%
Todd W. Seyfert	161,800	-	161,800	1.0%
Thomas A. Dineen	99,534	-	99,534	*
Kevin B. Reid, Sr.	50,070	-	50,070	*
Sarah F. Colbert	37,224	-	37,224	*
Shawn C. Leska	43,193	-	43,193	*
Robert J. Werkmeister	45,774	-	45,774	*
Directors and executive officers as a group: (a group of 17 persons)	617,548	-	617,548	3.7%

Notes to Beneficial Ownership Table

*	Beneficial owner of less than 1% of the outstanding Common Stock of the Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth as of April 13, 2026 the ownership of the Company’s Common Stock by each person of record or known by the Company to beneficially own more than 5% of such stock. Applicable percentage ownership is based on 15,948,066 shares of Common Stock outstanding as of such date.

II-1

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
Common Stock	Beretta Holding S.A. 9 rue Sainte Zithe Luxembourg, N4, L-2763	1,587,000(1)	9.95%
Common Stock	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	1,300,706(2)	8.2%

Notes to Principal Stockholder Table

(1)	Represents shares of the Company’s Common Stock beneficially owned as of March 25, 2026, based on a Schedule 13D/A filed with the SEC on March 25, 2026, by Beretta. Beretta indicates that it has sole voting power and sole dispositive power with respect to all such 1,587,000 shares of the Company’s Common Stock.

(2)	Represents shares of the Company’s Common Stock beneficially owned as of December 31, 2025, based on a Schedule 13G/A filed with the SEC on January 8, 2026, by BlackRock, Inc. BlackRock indicates that it has sole voting power with respect to 1,269,576 shares of the Company’s Common Stock and sole dispositive power with respect to all such 1,300,706 shares of the Company’s Common Stock.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Beretta Holding your proxy FOR the election of the Beretta Holding Nominees and in accordance with Beretta Holding’s recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed WHITE universal proxy card;
•	DATING the enclosed WHITE universal proxy card; and
•	MAILING the enclosed WHITE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your WHITE universal proxy card.

You may vote your shares virtually at the Annual Meeting, however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your WHITE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal voting form.

If you have any questions, require assistance in voting your WHITE universal proxy card,

or need additional copies of Beretta Holding’s proxy materials,

please contact Saratoga at the phone numbers listed below.

Stockholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE UNIVERSAL PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 21, 2026

STURM, RUGER & COMPANY, INC.

2026 Annual Meeting of Stockholders

THIS PROXY IS SOLICITED ON BEHALF OF BERETTA HOLDING S.A. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF STURM, RUGER & COMPANY, INC.
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints Robert Eckert, John Ferguson, and Andrew Freedman, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Sturm, Ruger & Company, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2026 Annual Meeting of Stockholders of the Company scheduled to be held virtually on May 27, 2026 at 9:00 a.m., Eastern Daylight Time at www.cesonlineservices.com/rgr26_vm (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and, to the extent authorized by Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Beretta Holding S.A. (together with the other participants in its solicitation, “Beretta Holding”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE FOUR (4) BERETTA HOLDING NOMINEES AND “FOR” THE FIVE (5) COMPANY NOMINEES UNOPPOSED BY BERETTA HOLDING IN PROPOSAL 1, “FOR” PROPOSAL 2, [“FOR”/“AGAINST”] PROPOSAL 3 AND [“FOR”/“AGAINST”] PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Beretta Holding’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE UNIVERSAL PROXY CARD

[X] Please mark vote as in this example

BERETTA HOLDING STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE FOUR (4) BERETTA HOLDING NOMINEES AND “FOR” THE FIVE (5) COMPANY NOMINEES UNOPPOSED BY BERETTA HOLDING, AND NOT TO VOTE “FOR” ANY OF THE REMAINING COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES “FOR” UP TO NINE (9) NOMINEES IN TOTAL. IMPORTANTLY, IF YOU MARK MORE THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN NINE (9) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

1. To elect nine (9) directors to the Board of Directors to serve until the Company’s 2027 Annual Meeting of Stockholders.

BERETTA HOLDING Nominees	FOR	WITHHOLD
a) Michael N. Christodolou	☐	☐
b) William F. Detwiler	☐	☐
c) Mark W. DeYoung	☐	☐
d) Fredrick D. DiSanto	☐	☐

COMPANY NomineeS UNOPPOSED BY BERETTA HOLDING	FOR	WITHHOLD
a) [ ]	☐	☐
b) [ ]	☐	☐
c) [ ]	☐	☐
d) [ ]	☐	☐
e) [ ]	☐	☐

COMPANY Nominees OPPOSED BY BERETTA HOLDING	FOR	WITHHOLD
a) [ ]	☐	☐
b) [ ]	☐	☐
c) [ ]	☐	☐
d) [ ]	☐	☐

BERETTA HOLDING MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2. Company’s proposal to ratify the appointment of RSM US LLP as the independent auditors of the Company for the 2026 fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

WHITE UNIVERSAL PROXY CARD

[BERETTA HOLDING MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3 / BERETTA HOLDING RECOMMENDS SHAREHOLDERS VOTE “AGAINST” PROPOSAL 3.]

3. Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

[BERETTA HOLDING MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4 / BERETTA HOLDING RECOMMENDS SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4.]

4. Company’s proposal to approve an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock, par value $1.00 per share, from 40 million to 60 million shares.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: _____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.